UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 2020

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Maxeon Solar Technologies, Ltd. (“Maxeon” or the “Company”) is filing this report on Form 6-K (this “Form 6-K”) to furnish the following information: (i) the unaudited condensed combined financial statements and related notes of Maxeon as of June 28, 2020 and for the three months and six months ended June 28, 2020 and June 30, 2019, which is filed as Exhibit 99.1 to this Form 6-K and (ii) the operating and financial review and prospects of Maxeon as of and for the three months and six months ended June 28, 2020, which is filed as Exhibit 99.2 to this Form 6-K.

Incorporation by Reference

This Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statements of Maxeon on Form S-8 (File No. 333-241709) and on Form F-3 (File No. 333-248564), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the spin-off of Maxeon. These forward-looking statements are based on the Company’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) the Company’s expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to the Company’s operations and supply chain that may result from epidemics or natural disasters, including impacts of the COVID-19 pandemic; (c) anticipated product launch timing and the Company’s expectations regarding ramp, customer acceptance, upsell and expansion opportunities; (d) the Company’s expectations and plans for short- and long-term strategy, including the Company’s anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) the Company’s liquidity, substantial indebtedness, and ability to obtain additional financing for the Company’s projects and customers; (f) the Company’s upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance Line solar panels, expected cost reduction, and future performance; (g) the Company’s strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and the Company’s ability to achieve them; (h) the Company’s financial plans; and (i) the Company’s expectations regarding the potential outcome, or financial or other impact on the Company or any of its businesses of the spin-off, or regarding potential future sales or earnings of the Company or any of its businesses or potential shareholder returns. A detailed discussion of these factors and other risks that affect the Company’s business is included in filings the Company makes with the SEC from time to time, including the Company’s registration statement on Form 20-F, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of the Company’s Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to the Company, and the Company assumes no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit	Title

99.1	Unaudited Condensed Combined Financial Statements of Maxeon

99.2	Operating and Financial Review and Prospects of Maxeon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 4, 2020	By:	/s/ Joanne Solomon
Joanne Solomon
Chief Financial Officer